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                                 ROPES & GRAY
                            One International Place
                       Boston, Massachusetts 02110-2624
                                (617) 951-7000


                                        December __, 1996



Loomis Sayles Funds
One Financial Center
Boston, Massachusetts  02111

Gentlemen:

     We are furnishing this opinion in connection with the proposed offer and sale by Loomis Sayles Funds, a Massachusetts business trust (the "Trust"), of shares of beneficial interest of its Loomis Sayles Growth Fund series, Loomis Sayles Core Value Fund series, Loomis Sayles Small Cap Value Fund series, Loomis Sayles International Equity Fund series, Loomis Sayles Worldwide Fund series, Loomis Sayles Small Company Growth Fund series, Loomis Sayles Mid-Cap Value Fund series, Loomis Sayles Mid-Cap Growth Fund series, Loomis Sayles Strategic Value Fund series, Loomis Sayles Bond Fund series, Loomis Sayles High Yield Fund series, Loomis Sayles Global Bond Fund series, Loomis Sayles U.S. Government Securities Fund series, Loomis Sayles Municipal Bond Fund series, Loomis Sayles Short-Term Bond Fund series, Loomis Sayles Investment Grade Bond Fund series and Loomis Sayles Intermediate Maturity Bond Fund series (the "Shares") pursuant to Registration Statement No. 33-39133 on Form N-1A under the Securities Act of 1933 (the "Registration Statement").

     We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust's By-Laws and its Agreement and Declaration of Trust on file in the office of the Secretary of State of the Commonwealth of Massachusetts and such other documents as we deem necessary for the purposes of this opinion.

     We assume that upon sale of the Shares the Trust will receive the net asset value thereof.

     Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.
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Loomis Sayles Funds                    -2-                     December __, 1996


     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of that series held personally liable solely by reason of his or her having been a shareholder of that series. Thus, the risk of shareholder liability is limited to circumstances in which that series itself would be unable to meet its obligations.

     We consent to the filing of this opinion as an exhibit to the Registration Statement.

                                        Very truly yours,



                                        Ropes & Gray